FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2011

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NBG Group: 9M 2011 results

Containing costs:	• Net interest margin at 3.66% • Marginal losses of €7 million, before impairment losses on Greek Government bonds • Operating expenses down by -5% yoy

Solid capital base:	• Core Tier I CAD ratio stands at 9.5%, remaining among the strongest levels for European banks, despite the impact of PSI 1

Fortifying the balance sheet:	• Provisions of €1,310 million (+32% yoy) • Provision coverage ratio (+90 dpd) at 56%, the highest in the sector

Healthy liquidity:

•                    Further improvements in the loan-to-deposit ratio in Turkey and SE Europe to 115% and 138% (down by 8 and 15 pps, respectively) yoy

•                    Loan-to-deposit ratio in Greece still at healthy levels (105%)

•                    Reduction of €678 million yoy in funding needs by the Group’s SE Europe units from the parent company

Greece:

•                    Earnings before provisions at €740 million, up +8% yoy

•                    Core revenues: €2.1 billion (-7% yoy), despite the adverse climate

•                    Operating expenses reduced drastically, by -9% yoy

•                    Provisions at €1,071 million, up +48% yoy

•                    Before write-downs in Greek Government bonds, losses at €316 million, compared with losses of €181 million in 9M.10

National Bank of Greece	NBG Group: Q3 2011 results

Finansbank:

•                    Net profit at TL668 million (€293 million), down -9% yoy

•                    Dynamic growth in business: lending up by +29% and deposits in TL up by +55% yoy

•                    Further substantial improvement in asset quality, with the NPL ratio falling to 4.5%

•                    Significant strengthening of liquidity through successful issue, in October and November 2011, of bonds worth, respectively, TL150 million and TL200 million

SE Europe:	• Profit before provisions: €140 million, down -35% yoy • Operating costs down by -5% on an annual basis • Improvement in asset quality led to lower provisions, by -17% yoy

The Group’s 9M.11 results reflect the ability of the strongest Greek banking organization to withstand the harshest of environments. Having made timely provisions for adverse developments and adjusting accordingly, NBG has ensured the resilience of its core sources of income and, in addition, pushed ahead with actions designed to rein in operating costs while continuing to provide first-class services, cutting costs by 9% in Greece and 5% in SE Europe during the 9-month period. As a result, the higher provisions have been fully absorbed by our operating profitability.

The unprecedented severity of the economic environment during the nine months under review (particularly the last quarter) led to increased provision charges in Greece. NBG further fortified its balance sheet by making provisions worth €1.3 billion over the course of 9M.11, up by 32% on a Group basis and by 48% for Greece on an annual basis. Accordingly, cumulative provision charges amounted to €4.5 billion, corresponding to over 6% of total loans. Further, provisions for loans in arrears reached 56%, the highest level in the sector. In SE Europe new NPLs have stabilized, leading to a 17% reduction (on an annual basis) in provisions, while in Turkey asset quality continued to improve, with the NPL ratio dropping to 4.5%.

NBG continues to rank among the best capitalised banks in Europe. The Core Tier I ratio, even after PSI 1, held well at 9.5%. With the prospect of a new debt swap initiative (PSI +) imminent and the completion of the diagnostic tests being conducted on domestic lenders by BlackRock Solutions, we shall need to fortify yet further our capital base. NBG took timely steps to prepare for this eventuality through its ongoing cost-cutting measures in its domestic and international businesses, and through efficient asset/liability management. Notably, despite the substantial reduction in domestic deposits because of the climate of uncertainty and the difficulties experienced by businesses and households alike, our loan-to-deposit ratio in Greece remained at 105%, while the corresponding ratio for our international business posted further real improvement.

The current juncture is highly critical for the Greek economy, such conditions having been simulated only in worst-case scenarios. As in other difficult times in the 170-year history of the Bank, we intend to rise to the challenge.

Athens, 29 November 2011

Apostolos Tamvakakis

Chief Executive Officer

For the nine months of 2011 the Group posted a marginal loss of €7 million, excluding impairment losses on Greek Government bonds prompted by PSI 1 (€1,339 million after tax), compared with profit of €259 million in 9M.10. This result reflects the persistence of high provisions, which amounted to €1,310 million (up by +32% yoy), and impairments in the equities and mutual funds investment portfolio (€133 million in 9M.11).

In this extremely stressed period, the NBG Group succeeded in keeping its capital base at particularly strong levels (Tier I CAD ratio: 10.7%), while fortifying its balance sheet with higher provisions.

At the same time, operating expenses declined by -5% yoy at Group level, mainly due to the drastic reduction in operating costs in Greece (down -9% yoy), as well as in SE Europe(1) (down -5%).

Although impacted by the decline in deposits, which intensified in Greece during Q3.11, the Group nevertheless succeeded in Greece in increasing, qoq, its market share of savings deposits to 34.5% and of sight deposits to 19.6%. In addition, Turkey saw a significant increase in deposits (up +22% since end-2010) while in SE Europe deposits remained at their 2010 levels.

The Group’s loan-to-deposit ratio stood at the healthy level of 111%, while the ratio for Greece stood at 105%.

The continued positive input by our affiliates offsets losses in Greece

The Group’s profitability for the nine months of 2011 was marked by the sizeable impairment loss of €1,339 million after tax as a result of the Greek Government bond swap (PSI 1). If this non-recurring loss is excluded, the Group posted only a marginal loss in 9M.11 thanks to the significant positive input of its subsidiaries in Turkey and SE Europe. The Group’s performance in Greece was also notable, as earnings before provisions in fact grew by +8% yoy in 9M.11, despite the ongoing recession. Specifically, in 9M.11:

•                                 Group losses stood at €7 million, compared with profit of €259 million a year earlier, with the strong performance of Turkey and the continued positive input of SE Europe largely offsetting the downbeat results in Greece.

•                                 Net interest margin remained at the high level of 3.66% at the end of 9M, fractionally below its 2010 level, despite competitive pressure on deposit pricing.

•                                 Operating expenses in Greece and SE Europe posted an impressive decline by €117 million, down -9% yoy, underscoring the emphasis the Group places, under current circumstances, on cost containment and enhancing efficiency.

In 9M.11, the Group’s performance by business region was as follows:

•                                 Greece: Loss from operations in Greece, excluding the impairment loss from PSI 1 (€1,339 million after tax), amounted to €316 million, due to the +48% yoy increase

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

in provisions for delinquencies, which topped €1,071 million (compared with €725 million in 9M.10), and an impairment in the equities and mutual funds investment portfolio (€133 million in 9M.11). Note that this is a recycling through the profit & loss account and has no impact on the Bank’s regulatory capital, as it has already been taken into consideration in the calculation of capital ratios. Core earnings in Greece (before tax, provisions and trading income) declined marginally by -4% yoy, reflecting the resilience of the Bank’s sources of profitability despite the persistent recession.

•                                 Turkey: Finansbank continued its strong performance with net profit in Q3.11 amounting to TL151 million (€58 million), and for 9M.11 to TL668 million (€293 million), slightly lower (-9%) than in 9M.10. This performance reflected two key factors: i) lower net interest margin, due to regulatory changes and intensifying competition, the impact of which, however, was fully offset by the rapid pace of credit expansion on the back of strong growth in the Turkish economy, and ii) the increase in operating expenses (+18%) on an annual basis, reflecting the expansion of Finansbank’s branch network, growing by +7% yoy to 519 branches at the end of September 2011. Finansbank has implemented measures to streamline its operating expenses, resulting in a -2% reduction qoq in such expenses.

•                                 SE Europe: The Group’s SE Europe units posted positive performance in 9M.11, with net profits of €16 million (down -76% yoy). Profits before tax and provisions stood at €140 million, down -35% yoy. The deterioration in core profitability reflects primarily deleveraging of the loan book by -6% yoy and the decline in interest income, which was burdened by the increase in the cost of deposits. As part of the Group’s drive to enhance the independent funding of all its subsidiaries, a significant development was the €678 million yoy reduction in funding from the parent company to the Group’s SE Europe units.

Manageable increase in delinquencies

The economic climate in Greece continues to be severely stressed, impacting negatively the domestic banking sector and taking a heavy toll on the quality of banks’ loan books.

The Group’s ratio of +90 dpds to total loans stood at 11.0%. In Greece, the ratio stood at 11.8% compared with 10.3% in Q2.11. In Turkey, however, there was a decline in the +90 dpd ratio which fell to 4.5%, from 5.2% in Q2. It is notable also that in SE Europe, particularly Bulgaria, signs of stabilization in loan book quality have emerged.

Provisions in 9M.11 continued to stand at high levels (€1,310 million), up +32% yoy. Accumulated provisions now amount to €4.5 billion, i.e. 6.2% of the Group’s total lending. For yet another quarter, the +90 dpd coverage ratio remained at the highest levels for the sector, at 56%, before, of course, taking into consideration the various forms of associated collateral, thus reflecting the Group’s conservative approach to provisioning for delinquencies.

Greece: Partial deleveraging and sustained market share of deposits

Losses in Greece amounted to €316 million in 9M.11 compared with losses of €181 million a year earlier, mainly due to the +48% growth in provisions and the impairment in the value of the investment portfolio (€133 million in 9M.11), despite the +8% yoy growth in pre-provision profitability.

The Group’s cost-cutting efforts have generated particularly encouraging results. Operating expenses decreased drastically by -9% yoy. Specifically, personnel costs and general expenses decreased by -9% and -12%, respectively.

The slowdown in economic activity and the concomitant fall in demand for loan products led to contraction in the Bank’s loan book in Greece, down -2.3% since the start of the year, at €49.8 billion.

The persistent negative macroeconomic environment in Greece and the constantly shrinking liquidity of households and businesses led to a contraction in deposits in the Greek banking system in Q3.11. Despite the general downward trend in deposits, NBG managed to increase quarter-on-quarter its share both of savings deposits, to 34.5%, and of sight deposits, to 19.6%, reflecting the trust it enjoys among its customers.

Finansbank: Dynamic growth continues unabated

In the first nine months of 2011, the net profit of Finansbank declined marginally by -9% yoy to TL668 million (€293 million).

The recovery of the Turkish economy engenders expectations for continued growth of Finansbank’s activities and results. Specifically:

•                      Finansbank’s net interest income declined marginally by -1% yoy to TL1,557 million (€684 million) amid ongoing market-wide spread narrowing. This performance ranks Finansbank first among Turkish banks in terms of the level of net interest margin, which, it may be noted, is not supported by highly variable sources of income such as that from securities.

•                      The 18% yoy growth in operating costs mainly reflects expenses resulting from Finansbank’s network expansion programme, which brought the number of branches by the end of Q3.11 to 519, up +7% yoy. Despite the expansion of its network, Finansbank’s efficiency (cost/income) ratio for 9M.11 stood at the low level of 50%.

In September 2011, Finansbank’s total lending amounted to TL37.9 billion (€15.1 billion) up +29% yoy.

Retail lending continues to be the key driver behind Finansbank’s growth dynamic, moving upwards at an impressive rate (+35% yoy). Total retail lending in 9M.11 amounted to TL20.9 billion (€8.3 billion).

Particularly strong performance was posted by mortgage and consumer credit:

•                      Mortgage lending totalled TL6.8 billion (€2.7 billion) compared with TL5.9 billion in 9M.10, up +16% yoy. Finansbank’s market share of mortgage lending stood at 9.1%.

•                      Credit card outstandings grew by +44% to TL9.0 billion (€3.6 billion) compared with TL6.2 billion a year earlier. The bank’s market share of the respective sector topped 15%.

•                      Personal need loans amounted to TL4.2 billion (€1.7 billion) compared with TL2.5 billion in 9M.10, up +64%. Accordingly, Finansbank’s market share of personal need loans stood at 6.4%.

In 9M.11, Finansbank’s business lending totalled TL17 billion (€6.8 billion), posting year-on-year growth of +23%, and reflecting the general improved business climate in the country.

In 9M.11, +90 dpd loans declined to 4.5% of the total loan book, down by 73 bps on the previous quarter. This reflects the recovery mode of the Turkish economy, in which new delinquencies are at low levels, as well as the sale of a non-performing loan portfolio worth TL235 million. In addition, loan collections have posted strong performance, enabling Finansbank to bring down the cost of provisions to just 0.94%, from 1.13% a year earlier, and thereby keep the coverage ratio at 75%.

As a result of the bank’s strategy to widen its deposit base, strong growth was also posted by deposits, which have increased by an impressive +42% yoy. Deposits in local currency presented particularly strong growth of +55% yoy. At the end of 9M.11, the bank’s loan-to-deposit ratio stood at a record low of 115%. Despite the growth in lending activity, the bank’s capital adequacy ratio stood at the high level of 15.6%.

Within the context of the Group’s strategic decision to encourage the independent financing of its subsidiaries, Finansbank’s Board of Directors approved the issue, in total, of bonds in local currency worth TL1 billion. Accordingly, in October and November 2011, Finansbank successfully completed the issue of two bonds worth TL150 million and TL200 million, with an annual coupon of 10.7% and 10.5% respectively, maturing in 6 months. The issues were oversubscribed 1.5 times, mainly by private investors in Turkey, underlining the confidence of local investors in Finansbank’s prospects.

SE Europe: Lending sluggish, but asset quality improved

Net profit from the Group’s SE Europe operations in 9M.11 totalled €16 million, compared with €67 million in 9M.10, as deleveraging continued and increased cost of deposits led to a reduction in net interest income.

The decline in net interest income also impacted pre-provision profit, which totalled €140 million, compared with €218 million in 9M.10, down -35%.

Operating expenses in SE Europe posted a decline of -5% yoy, underscoring the Group’s effort to cut down on costs under the present economic climate.

Total lending in SE Europe fell by -6% on an annual basis to €7.2 billion, while deposits totalled €4.8 billion, up +2% yoy. Accordingly, the Group’s SE Europe loan-to-deposit ratio improved by 15 pps yoy. This development contributed to a yoy reduction of €678 million in NBG’s funding to its units in SE Europe.

Asset quality in SE Europe, and particularly in Bulgaria, posted a significant improvement in Q3.11. In SE Europe new +90 dpd loans declined by -23% to €77 million, thereby facilitating a reduction in provisions by -13% to €36 million and cost of provisions to 2.17%, down -22 bps on the previous quarter.

Strong capital base

As a result of PSI 1, the Group’s Tier I CAD ratio at the end of 9M.11 stood at 10.7% compared with 13.1% at the end of 2010.

It is noteworthy that this still places NBG among the best capitalized banks in Europe. Indeed, the Core Tier I ratio stands at 9.5%, after fully absorbing the impairment cost of the PSI initiative, ranking the Group among the best in terms of both the absolute size and structural quality of its capital, while also exceeding by 50 bps the benchmark set by the European Banking Authority (EBA).

Appendix

€ millions	Sep 2011	Sep 2010	Δ

Profit & loss
Group net profit (beforePSI)	-7	259	—
Group net profit	-1 346	259	—
Greece	-1 655	-181	>100%
Turkey	293	369	-9	%*
SE Europe	16	67	-76%

Core revenues
Group	3 360	3 644	-8%
Greece	2 059	2 204	-7%
Turkey	934	1 010	-7%
SE Europe	319	388	-18%

Operating expenses
Group	1 752	1 845	-5%
Greece	1 051	1 158	-9%
Turkey	482	466	+3%
SE Europe	181	191	-5%

Balance sheet
Total assets	115 499	123 517	-6%
Loans	73 233	74 414	-2%
Deposits	60 668	70 134	-13%
Equity	7 951	8 033	-1%

Ratios
Tier I	10.7%	11.0%	-30	bps
Loans: deposits	111%	99%	+12	pps
Net interest margin (bps)	366	397	-31	bps
Cost: income	56%	55%	+1	pps

* on a constant currency basis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis
(Registrant)

Date: November 29th, 2011
Chief Executive Officer